Exhibit (a)(7)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 9, 2007 (the ‘‘Offer to Purchase’’), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
NAVTECH, INC.
at
$2.50 Net Per Share
by
NV Holdings, Inc.

NV Holdings, Inc., a Delaware corporation (the ‘‘Purchaser’’), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the ‘‘Shares’’), of Navtech, Inc., a Delaware corporation (the ‘‘Company’’ or ‘‘Navtech’’), at a price of $2.50 per Share (the ‘‘Offer Price’’), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the ‘‘Offer’’). Tendering stockholders who are the record owner of their Shares and who tender their Shares directly to Continental Stock Transfer & Trust Company, which is acting as the depositary in connection with the Offer (the ‘‘Depositary’’), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any such fees. The Purchaser will pay the fees and expenses of the Depositary and Georgeson Inc., which is acting as the information agent in connection with the Offer (the ‘‘Information Agent’’). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Navtech. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 6, 2007 UNLESS THE OFFER IS EXTENDED BY THE PURCHASER.

The Offer is not subject to any financing conditions. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares which together constitute at least a majority of the outstanding Shares of the Company, as of the date the Shares are accepted for payment pursuant to the Offer, excluding Shares beneficially owned by the Purchaser, its affiliates and members of senior management of the Company (the ‘‘Minimum Tender Condition’’). The Minimum Tender Condition is not waivable. The Offer is also conditioned upon, among other things, the absence of any material change at Navtech, there being no pending legal proceedings in relation to or otherwise affecting the Offer, and the absence of any other legal impediments to the Offer. Section 12, ‘‘The Offer — Certain Conditions to the Offer,’’ of the Offer to Purchase sets forth in full the conditions to the Offer.

The Offer is being made in order to acquire all of the outstanding Shares that are not owned by the Purchaser and its affiliates. If, as a result of the Offer or otherwise, the Purchaser and its affiliates hold more than 90% of the Shares of the Company, the Purchaser intends to effect, without a vote of, or prior notice to, Navtech’s shareholders, a short form merger (the ‘‘Merger’’). Pursuant to the Merger, each then-outstanding Share (other than Shares held by the Purchaser or that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law, the ‘‘DGCL’’) will automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest. Even in the event that the Purchaser cannot effect the Merger, there may be so few Shares held by stockholders other than the Purchaser that no price quotations for shares of Shares will be available in the ‘‘pink sheets.’’ If Navtech has fewer than 300 holders of record of its Common Stock, Navtech could cease to make filings with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) or otherwise cease being required to comply with SEC rules governing publicly held companies.

The Offer has not been reviewed by the Board of Directors or management of Navtech. No later than 10 U.S. business days from the date of the Offer to Purchase, Navtech is required by law to publish, send or give to you a statement disclosing that it either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer, or is unable to take a position with respect to the Offer.

For purposes of the Offer (including any ‘‘Subsequent Offering Period,’’ as described below), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth in the Offer to Purchase and either (A) the certificates evidencing tendered Shares (the ‘‘Share Certificates’’) must be received by the Depositary at this address or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer pursuant to the procedures set forth in Section 3, ‘‘The Offer — Procedures for Accepting the Offer and Tendering Shares,’’ of the Offer to Purchase and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

For purposes of the Offer, and as used herein and in the Offer to Purchase, the term ‘‘Expiration Date’’ means 5:00 p.m., New York City time, Tuesday, November 6, 2007 (20 business days from the date of commencement of the Offer), unless the Purchaser extends the period during which the Offer is open, in which event the term ‘‘Expiration Date’’ means the latest time and date at which the Offer, as so extended, expires. If (i) the number of Shares tendered is less than the number of Shares needed to satisfy the Minimum Tender Condition or (ii) all of the tender offer conditions are satisfied or

(except with respect to the Minimum Tender Condition) waived, but the number of Shares acquired by the Purchaser (together with other Shares owned of record by Purchaser or its affiliates) is less than 90% of the number of Shares then outstanding, the Purchaser may extend the Offer for an aggregate period of not more than ten business days (all extensions effected pursuant hereto will be effected as a ‘‘Subsequent Offering Period’’ in accordance with Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended, (the ‘‘Exchange Act’’). If provided, a Subsequent Offering Period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to the Purchaser in exchange for the Offer Price on the same terms that applied to the Offer. A Subsequent Offering Period is not an extension of the Offer, which already would have been completed. The Purchaser will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period. If the Purchaser initiates a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn.

If the Purchaser extends the Offer, the Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in Section 4, ‘‘The Offer — Withdrawal Rights’’ of the Offer to Purchase at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 6, 2007 (except during any Subsequent Offering Period).

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If the Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates by the Depositary, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3, ‘‘The Offer — Procedures for Accepting the Offer and Tendering Shares,’’ of the Offer to Purchase), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, ‘‘The Offer — Procedures for Accepting the Offer and Tendering Shares,’’ of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2, ‘‘The Offer — Acceptance for Payment and Payment’’ of the Offer to Purchase) to be credited with the withdrawn Shares. However, withdrawn Shares may be retendered by following the procedures described in Section 3, ‘‘The Offer — Procedures for Accepting the Offer and Tendering Shares,’’ of the Offer to Purchase at any time prior to the expiration of the Offer or during any Subsequent Offering Period. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. Neither the Purchaser, any of the Purchaser’s affiliates, Navtech, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The Purchaser has requested that the Company provide the Purchaser with the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

Subject to the applicable rules and regulations of the SEC, the Purchaser reserves the right (x) to increase the price per Share payable in the Offer and (y) to waive any condition to the Offer (other than the Minimum Tender Condition, which is not waivable). The Purchaser may modify the terms of the Offer, subject to compliance with the Exchange Act and other applicable laws.

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares.

All holders of Shares are strongly urged to consult their tax advisors as to the specific tax consequences to them of selling Shares pursuant to the Offer or receiving cash in exchange for Shares pursuant to the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws in their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street – 10th Floor
New York, NY 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (888) 605-8359

October 9, 2007